Exhibit 99.1
Qiao Xing Universal’s Presentation PowerPoint for the Rodman & Renshaw
Conference Available Online
     HUIZHOU, China, March 5 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that it will present at the Rodman & Renshaw China Investment Conference from 17:20 to 17:45 PM (GMT +8) Monday, March 8, 2010 (Beijing Time).
     The presentation PowerPoint is now available on the Company’s website at http://www.cosun-xing.com .
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of March 5, 2010.
     For more information, please contact:
Company Contact:
  Mr. Rick Xiao, Vice President
  Email: rick@qiaoxing.com
  Tel: +86-752-282-0268
CCG Investor Relations Contact:
  Mr. Ed Job, Account Manager
  Email: ed.job@ccgir.com
  Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Resources, Inc.